FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: FLORIDA ROCK INDUSTRIES, INC.
COMMISSION FILE NO. 001-07159
VULCAN MATERIALS COMPANY EMPLOYEE CALL
February 20, 2007
Corporate Speaker
•	Don James — Vulcan Materials Chairman and CEO
PRESENTATION
Operator: Good morning, and welcome to the Vulcan Materials Employee Conference Call. [OPERATOR INSTRUCTIONS]
I would now like to turn the presentation over to Mr. Don James, Chairman and CEO of Vulcan Materials. Sir, you may begin.
Don James: Good morning, it sounds like we all work for a different company than we do, doesn’t it? Thanks for joining me. As I mentioned in my email yesterday, we are delighted to be acquiring Florida Rock, one of the nation’s leading producers of construction aggregates, cement, concrete and concrete products in the Southeast and the mid Atlantic States. And although we have been extraordinarily busy over the last few days, and are going to be busy meeting with investors over the next few days, I did want to have an opportunity to speak to you personally and as quickly as possible about what we think is very exciting news.
Our acquisition of Florida Rock is an important milestone in our company’s history. Hopefully it positions us for even greater success as a company going forward. It will significantly enhance our strategic position and long-term growth opportunities, by broadening our regional exposure and greatly expanding our presence in the fast-growing Florida market. Florida Rock has strong positions in some of the most attractive construction materials markets in the US, and its quarries and its downstream businesses and distribution facilities are well located within these markets.
In addition to strengthening our business overall, this transaction is about growth, and we believe there will be enhanced long-term opportunities for our employees as a result of a more robust combined organization. We will be able to serve our customers even more effectively through more sources of supply and strategically positioned quarries, plants and distribution centers.
One of the reasons we’re excited about Florida Rock is that they share our values and management philosophy. They have a culture we feel is very similar to ours and it’s focused on dedication, excellence and customer service, and we think they are an ideal fit for our organization. To put this transaction in perspective, 50 years ago this year Vulcan Materials company was newly formed as a public company on the New York Stock Exchange.

From its beginnings Vulcan embarked on a program of strategic acquisitions designed to grow the business for the benefit of our shareholders. Throughout our half century history we have continued along this path of strategic growth. I’m delighted that we’re continuing this tradition of strategic growth with the largest acquisition in our 50-year history, and I hope all of you share my enthusiasm.
As part of the transaction, Florida Rock’s President and CEO, John Baker, will be joining our Board of Directors. And Thom Baker, Florida Rock’s Vice President, Cement and Aggregates, will become President of our new Florida Rock division headquartered in Jacksonville, where he will oversee our consolidated operations in the State of Florida. Florida Rock’s remaining operations will be integrated into the existing Vulcan divisions where they’re located.
While the combination with Florida Rock is still subject to customary regulatory and shareholder approvals, we expect the transaction to close in mid year 2007. Until then Florida Rock and Vulcan remain independent companies and all interactions with Florida Rock and its employees must be governed by the same policies that apply to our interactions with any other competitor.
We are very fortunate that with both CalMat and Florida Rock we were able to announce agreements regarding these acquisitions without suffering the extremely adverse consequences of leaks, which in either case would have very likely killed the deals. I know you all understand how important it is that none of us spreads rumors about potential strategic deals that Vulcan may be involved in.
As many of you already know, there are often times when Vulcan is involved in potential acquisitions or other transactions, even following a public announcement we have to be mindful that we should all be discreet about what we say about the potential transaction.
At this point, one of the most important things we can all do at this time is to stay focused on our jobs, because we have to continue to perform well. And I’m counting on all of you to continue to serve our customers well. I want to thank you for your continued dedication and commitment, your hard work in building Vulcan Materials has made this exciting growth opportunity possible. Following this webcast, Florida Rock CEO, John Baker, and I will be hitting the road to meet with a number of our major investors.
You may learn more about the details of the acquisition by logging onto the Vulcan website where there will be additional information. Wayne Houston tells me I should tell you to do that today and stay focused during work. So thank you again for what you are doing to help make this a great company. We are excited about this prospect. If we all pull in the same direction at the same time at the same speed, this will continue to be a great company. Thank you, very much.
Operator: Thank you for your participation in today’s conference. This concludes the presentation, you may now disconnect. Good day.

Important Information
     This document may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF FLORIDA ROCK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Florida Rock. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from www.vulcanfloridarock.com, www.vulcanmaterials.com or www.flarock.com.
Vulcan Materials, Florida Rock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Vulcan Materials’ directors and executive officers is available in Vulcan Materials’ proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006, and information regarding Florida Rock’s directors and executive officers is available in Florida Rock’s proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on December 7, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
Certain matters discussed in this document, including expectations regarding future performance of Florida Rock and Vulcan Materials, contain forward-looking statements that are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions, and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; cost of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received by Vulcan Materials under two earn-outs contained in the agreement for the divestiture of Vulcan Materials’ Chemicals business; the ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability and synergies; and other risks, assumptions and uncertainties detailed from time to time in either company’s SEC reports, including each company’s report on Form 10-K for the year. There can be no assurance that the transaction described above will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.